

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCI


05003133

January 10, 2005

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-10-2005

Re: Raytheon Company

Dear Ms. Freedman:

This is in regard to your letter dated January 7, 2005 concerning the shareholder proposal submitted by the AFSCME Employees Pension Plan for inclusion in Raytheon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Raytheon therefore withdraws its December 23, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, NW
Washington, DC 20036



John W. Kapples
Vice President and Secretary
781.522.3038
781.522.3332 fax
john_w_kapples@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

By E-Mail

December 23, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon"), has received a shareholder proposal (the "Proposal"), which is attached to this letter as Exhibit A, from the American Federation of State, County and Municipal Employees Pension Plan (the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy materials for its 2005 annual meeting of shareholders (the "2005 Proxy Materials").

The Proposal states as follows:

"RESOLVED, that stockholders of Raytheon Company ("Raytheon") pursuant to Section 109(a) of the Delaware General Corporation Law and Section 8.1 of Raytheon's bylaws, hereby add the following ARTICLE IX of the bylaws:

"Section 9.1. If a proposal (the "Proposal") submitted by a stockholder for a vote at a meeting of stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is approved by a majority of the votes cast ("Majority Vote") and the Board does not implement the Proposal within 180 days of the meeting at which the Majority Vote was obtained:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the Proposal's proponent and other stockholders that indicate to the Corporation an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the Corporation; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of stockholders.

"The Board may abolish the Committee at such time as (x) the Proposal is implemented; or (y) the Proposal's proponent notifies the Board that it does not object to abolition. For purposes of this Section 9.1, a proposal is implemented when the Board takes the action requested in the Proposal, or, in the case of a Proposal seeking an amendment of the Corporation's Certificate of Incorporation, resolves to submit such amendment to stockholders, and recommend in favor of its approval, at the next stockholders' meeting."

SUPPORTING STATEMENT

"The purpose of this proposal is to create a mechanism by which stockholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the Board's decisionmaking power, but to improve that decisionmaking by ensuring that stockholders' viewpoints are fully presented to the independent directors.

"We believe that Raytheon's corporate governance would benefit from more formal and unmediated stockholder input. For the past five years, a stockholder proposal seeking a policy requiring stockholder approval for the adoption or continuation of a poison pill was supported by holders of a majority of shares voted. Yet Raytheon's Board has refused to adopt a stockholder approval policy.

"Similarly, despite majority votes in favor of declassifying Raytheon's board in 2000, 2001, 2002 and 2004, Raytheon's board remains classified. A proposal on cumulative voting in 2003, and one favoring expensing of stock options in 2004, also remain unimplemented, despite majority support.

We urge stockholders to vote FOR this proposal."

Raytheon proposes to omit the Proposal and its supporting text because it is excludable under Rule 14a-8(i)(10), since it has already been substantially implemented by Raytheon.

Accordingly, we submit this statement of reasons for exclusion of the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from the 2005 Proxy Materials. Pursuant to guidance set forth on the Commission's web site at www.sec.gov/contact/mailboxes.htm, we are submitting this letter electronically via e-mail with a confirmatory hard copy to be filed concurrently with the Staff. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponents of its intention to omit the Proposal from the 2005 Proxy and we have provided a copy of this submission to the Proponents.

Raytheon Has Already Substantially Implemented the Proposal and Therefore It Should Be Excluded.

1. The Proposal Relates to Procedures that Raytheon Currently Has in Place and Therefore Should Be Excluded.

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. See, for example, *Nordstrom Inc.* (February 8, 1995)(proposal that requested company's board of directors to commit to a code of conduct to ensure that its overseas suppliers meet basic standards of conduct held moot because company had issued conduct guidelines to all of its vendors). In order to make the determination that a procedure or policy has been substantially implemented, the Commission does *not* require that a company implement every aspect of the proposal in question. See *SEC Release No. 34-20091* (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, *Masco Corp.* (March 29, 1999)(finding a proposal for adopting certain qualifications for outside directors to be moot when the company had already substantially addressed this issue). See also, *Texaco, Inc.* (March 11, 1991)(company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

This Proposal calls for the creation of a Majority Vote Shareholder Committee (the "Committee"). As stated in the first sentence of the Supporting Statement to the Proposal, its purpose is "to create a mechanism by which stockholders can communicate with their representatives, the independent directors."

Over the past year, Raytheon has implemented and publicized significant new procedures to facilitate direct communications between shareholders and the independent directors of Raytheon. Specifically:

- In its annual proxy statement dated March 26, 2004, under the caption "Communication with the Board" at page 10, Raytheon described a procedure permitting interested shareholders to communicate concerns directly to Mr. Warren Rudman, as lead independent director on behalf of the non-management directors.

- As indicated in Raytheon's 2004 proxy statement, Raytheon's web site provides shareholders with the ability to contact directly Mr. Rudman, as lead independent director on behalf of the non-management directors.

Raytheon also has long maintained a communication policy, described in past proxy statements, whereby shareholders and other interested parties may write to any Board member care of the

Office of the Corporate Secretary of Raytheon.

Moreover, the Governance and Nominating Committee of Raytheon's Board of Directors, of which Mr. Rudman is a member, consists solely of independent directors.[1] One of the primary responsibilities of the Governance and Nominating Committee as set forth in its Charter is to "review and make recommendations to the Board regarding Raytheon's responses to stockholder proposals." The Charter of the Governance and Nominating Committee is posted on Raytheon's web site and summarized in Raytheon's 2004 proxy statement. Thus, shareholders who choose to communicate with Mr. Rudman will be communicating with a member of the committee charged with primary responsibility for evaluating and responding to shareholders proposals.

Through the implementation of these procedures, Raytheon has substantially implemented the underlying purpose of the Proposal, that is, creating a communication mechanism to facilitate interaction between shareholders and independent directors.

We acknowledge that the Staff has denied some no-action letter requests seeking to exclude similar proposals. In *Steris Corp.* (May 14, 2004), the Staff denied a request to exclude a similar proposal under Rule 14a-8(i)(10). However, the facts in the *Steris* case are readily distinguishable. In *Steris*, the company's governance committee had amended its charter to provide only that the evaluation of any shareholder proposal "*may* include communication directly with the shareholder proponent by the Committee or the management designees, as the Committee may deem appropriate." (emphasis added) It did not appear that *Steris* had any procedure permitting direct communication between shareholders and independent directors.

In *Sears, Roebuck & Co.* (January 27, 2004), the Staff also denied a request to exclude a similar proposal. The shareholder communication procedures that Sears had in place, however, were less developed than Raytheon's process. In particular, Sears did not provide on its website an e-mail address for any director, but only a general e-mail address for "Shareholder Services." On its Corporate Governance web site, Raytheon has established a web-based communication tool to allow shareholders and other interested parties to send e-mails to the Lead Director (Mr. Rudman) on behalf of the non-management directors (or, alternatively at the shareholder's option, to the Audit Committee).

Unocal Corporation (March 16, 2004), involved a somewhat different proposal to establish an "Office of the Board of Directors" to enable direct communications between non-management directors and shareholders on corporate governance matters. Unocal's request to exclude that proposal on the basis of Rule 14a-8(i)(10), however, raised similar issues. The Staff denied Unocal's request. While the letter submitted on behalf of Unocal described means for

---

[1] Due to the application of New York Stock Exchange Listing Standard 303A.02(b)(v), Mr. Rudman is not a member of the Governance and Nominating Committee from November 4, 2004 to December 31, 2004. Mr. Rudman has not received any shareholder communications during this period concerning corporate governance or shareholder proposals, including communications from the Proponent.

communications between shareholders and non-management directors that appear to have been similar to those that Raytheon has implemented and publicly disclosed, it appeared to be significant that Unocal had not at that time publicly disclosed those procedures.

The breadth at Raytheon of avenues of communication between shareholders and independent directors, which Raytheon has publicly disclosed, makes Proponent's Proposal moot. Raytheon, unlike other companies that have been denied the right to exclude similar proposals, has appropriately addressed the concerns underlying this Proposal -- the lack of publicly disclosed means of communication between shareholders and independent directors -- and therefore the Proposal is excludable under Rule 14a-8(i)(10).

2. Raytheon has Addressed the Proponent's Principal Underlying Concerns and Therefore the Proposal Should Be Excluded.

From the Supporting Statement, it appears that Proponent's submission of the Proposal was principally motivated by Raytheon's failure to take action in response to certain shareholder proposals included in past proxy statements of Raytheon that garnered majority voting support. In particular, and most significantly, the Supporting Statement refers to a failure on Raytheon's part to implement the requested changes with respect to Raytheon's shareholder rights plan and classified Board structure.

One of the mandates of the Governance and Nominating Committee of the Board is to review and make recommendations to the Board regarding Raytheon's responses to shareholder proposals. The Committee engages in this review three times per year: in the fall when shareholder proposals are received; in the winter prior to publication of the proxy statement and management's responses to the proposals; and in the spring, once the voting results from the annual meeting are available.

Raytheon has been very responsive to a number of shareholder concerns and proposals, regardless of whether the proposals received majority support at past annual meetings. For example, the Board terminated Raytheon's shareholder rights plan in March 2004, and in October 2004 adopted a formal policy requiring shareholder approval or ratification of any future rights plan. The policy regarding rights plans is part of Raytheon's Governance Principles, which are publicly available on Raytheon's Corporate Governance web site. In October 2004, the Board took the steps necessary to initiate elimination of Raytheon's classified board structure and implement the annual election of directors. In 2004, at the request of shareholders, Raytheon placed ratification of its independent auditors on its proxy ballot. In 2003, in response to a shareholder proposal that received majority support, Raytheon agreed to limit severance benefits to 2.99X base plus bonus (exclusive of change in control arrangements) or seek shareholder approval for agreements granting benefits in excess of 2.99X base plus bonus. Raytheon changed the measurement date for the pension plans' financial reports at the request of shareholders. Raytheon also meets periodically with retiree representatives to discuss pension plan issues at the request of shareholders. These are just some of the many examples of Raytheon's and the Board's responsiveness to shareholder concerns and engagement with shareholder proponents, and other interested shareholders and constituents.

Based on the Proponent's Supporting Statement, it appears that the Proponent is concerned that Raytheon did not implement the declassification of the Board or adopt a formal policy regarding rights plans. However, the Proponent submitted the Proposal on October 22, 2004. Raytheon publicly announced its Board's actions to declassify the Board, as well as the adoption of a formal policy requiring shareholder approval or ratification of any future rights plan, on November 2, 2004. Therefore, it seems that Raytheon has addressed the underlying concerns of the Proponent (that Raytheon had failed to implement shareholder proposals that had received majority support).

3. Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2005 Proxy Materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from the 2005 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3038 or Jane Freedman at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive proxy materials to shareholders around March 24, 2005, and that it will therefore be sending these materials to a financial printer not later than March 16, 2005.

Very truly yours,



John W. Kapples

cc: Charles Jurgonis, Plan Secretary
Gerald W. McEntee, Plan Chairman
Jay B. Stephens, Senior Vice President and General Counsel
Jane E. Freedman, Senior Counsel

Majority Vote Shareholder Committee

RESOLVED, that stockholders of Raytheon Company ("Raytheon"), pursuant to Section 1O9(a) of the Delaware General Corporation Law and Section 8.1 of Raytheon's bylaws, hereby add the following ARTICLE IX of the bylaws:

"Section 9.1. If a proposal (the "Proposal") submitted by a stockholder for a vote at a meeting of stockholders pursuant to Rule l4a-8 of the Securities and Exchange Commission is approved by a majority of the votes cast ("Majority Vote"), and the Board does not implement the Proposal within 180 days of the meeting at which the Majority Vote was obtained:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the Proposal's proponent and other stockholders that indicate to the Corporation an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the Corporation; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of stockholders.

_The Board may abolish the Committee at such time as (x) the Proposal is implemented; or (y) the Proposal's proponent notifies the Board that it does not object to abolition. For purposes of this Section 9.1, a proposal is implemented when the Board takes the action requested in the Proposal, or, in the case of a Proposal seeking an amendment of the Corporation's Certificate of Incorporation, resolves to submit such amendment to stockholders, and recommend in favor of its approval, at the next stockholders' meeting."

SUPPORTING STATEMENT

The purpose of this proposal is to create a mechanism by which stockholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the Board's decision making power, but to improve that decision making by ensuring that stockholders' viewpoints are fully presented to the independent directors.

We believe that Raytheon's corporate governance would benefit from more formal and unmediated stockholder input. For the past five years, a stockholder proposal seeking a policy requiring stockholder approval for the adoption or continuation of a poison pill was supported by holders of a majority of shares voted. Yet Raytheon's Board has refused to adopt a stockholder approval policy.

(Similarly, despite majority votes in favor of declassifying Raytheon's board in 2000, 2001, 2002 and 2004, Raytheon's board remains classified. A proposal on cumulative voting in 2003, and one favoring expensing of stock options in 2004, also remain unimplemented, despite majority support.

We urge stockholders to vote FOR this proposal.

Raytheon

Organization	**EXECUTIVE OFFICES**	Classification	**NONE**
Date	**December 23, 2004**	File	**NA**
To	**Staff of Division of Corporation Finance**	Copies	
From	**Jane Freedman**	Subject	**No-Action Letters**

I enclose one copy of each of four requests for no-action that were submitted electronically via e-mail on December 23, 2004 with respect to four shareholder proposals submitted for inclusion in the Company's 2005 proxy materials. Please contact me with any questions.

Raytheon

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449 USA
Tel. 781.522.3036
Fax 781.522.6466
email: jane_freedman@raytheon.com

By Overnight Mail

January 7, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Request for No-Action Submitted December 23, 2004

Ladies and Gentlemen:

Raytheon Company has received notification (a copy of which is attached to this letter) from the American Federation of State, County and Municipal Employees (AFSCME) Pension Plan that AFSCME has withdrawn a shareholder proposal submitted to Raytheon on October 21, 2004. The proposal submitted to Raytheon by AFSCME requested formation of a "Majority Vote Shareholder Committee" in the event that a shareholder proposal passed at Raytheon but management and the Board failed to implement such a proposal. On December 23, 2004, Raytheon submitted electronically to the Office of the Chief Counsel of the Division of Corporation Finance of the Securities and Exchange Commission a request for no-action with respect to this proposal.

Because AFSCME has withdrawn its proposal, Raytheon hereby withdraws its request for no-action with respect to this proposal. We call your attention to the three other requests for no-action submitted on December 23, 2004 with respect to proposals concerning shareholder rights plans, the annual election of directors, and retiree as director. The present withdrawal is not intended to affect those requests for no-action. Please contact the undersigned at (781) 522-3036 or John W. Kapples at (781) 522-3038 should you have any questions or concerns.

Very truly yours,



Encl.

cc: Charles Jurgonis, AFSCME Plan Secretary
John W. Kapples, Vice President and Corporate Secretary

Raytheon

John W. Kapples
Vice President and Secretary
781.522.3038
781.522.3332 fax
john_w_kapples@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

By Facsimile 202-429-1298

January 5, 2005

Charles Jurgonis, Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, NW
Washington, DC 20036

Dear Mr. Jurgonis:

I am writing to confirm that the Raytheon Company Board of Directors (1) terminated its shareholder rights plan effective March 1, 2004, (2) adopted a formal policy in October 2004 regarding future rights plans stating that it will obtain shareholder approval prior to adopting a new rights plan unless the Board determines that, in exercise of its fiduciary duties under the circumstances then existing, it is in the best interests of the Company and its shareholders to adopt a rights plan without shareholder approval, and (3) voted in October 2004 to submit a declassification proposal to a binding vote at its next annual meeting to be held in May 2005, and that the Board will recommend that shareholders vote in favor of the proposal.

Based upon the foregoing, please sign this letter in the space indicated below acknowledging that the American Federation of State, County, and Municipal Employees Pension Plan (1) hereby withdraws the Majority Vote Shareholder Committee proposal submitted to Raytheon Company on October 21, 2004 and (2) does not wish to have this proposal included in Raytheon Company's 2005 proxy statement or presented at Raytheon Company's 2005 annual meeting of shareholders.

Please fax your signed acknowledgement to my attention at 781-522-3332. Please send a hard copy of your signed acknowledgment to my attention at the address set forth above. If you have any questions or need to discuss this matter further, I can be reached at 781-522-3038.

Sincerely,



Acknowledged and Agreed:



Charles Jurgonis, Plan Secretary

1/5/2005
Date